BAYING ECOLOGICAL HOLDING GROUP INC.
1113, 11th Floor
City Gate Building D
1 Jin Ye Road
High Tech District
Xi An, China

April 10, 2014

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Attn: Mr. Karl Hiller, Branch Chief
Mr. Joseph Klinko
Ms. Kimberly Calder

Re:	Toro Ventures Inc. Form 10-K for the Fiscal Year ended June 30, 2013 Filed September 27, 2013 File No. 000-51974

To Whom It May Concern:

On behalf of Baying Ecological Holding Group Inc., formerly known as Toro Ventures Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated February 12, 2014 (the “SEC Letter”) regarding the Annual Report on Form 10-K (the “Annual Report”).

Form 10-K for Fiscal Year Ended June 30, 2013

1. Please be advised that we have consulted with an auditor regarding the prior eighteen filings on Form 10-Qs and 10-Ks (all annual and quarterly interim reports filed subsequent to December 22, 2008) and the non-audit or review of the financial statements included therewith (collectively, the "SEC Filings"). We have engaged Terry R. Johnson, CPA ("Johnson") as our principal independent registered public accounting firm. We are in agreement that prior management erroneously relied on Rule 3-11 of Regulation S-X with regards to the exception to the general requirement to obtain audits and reviews by independent accountants. Therefore, we will be filing a current report on Form 8-K disclosing this appointment. We will also be filing a current report on Form 8-K pertaining to non-reliance of the financial statements contained in the SEC filings. Johnson has been retained to audit and/or review the financials concerning the SEC filings and we intend to re-file with such audited and/or reviewed financials together with the reports.

Securities and Exchange Commission
Page Two
April 10, 2014

2. Please be advised that all quarterly and annual filings will conform to the requirements of Form 10-K and Form 10-Q, respectively, rather than the Small Business forms.

On behalf of the Company, we submit the following acknowledgements:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

/s/ Zhouping Jiao

Zhouping Jiao, President